UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MARS ACQUISITION CORP.

(Name of Issuer)

Ordinary Shares, par value $0.000125 per share

(Title of Class of Securities)

G5870E 132

(CUSIP Number)

Shanchun Huang

Americas Tower, 1177 Avenue of The Americas, Suite 5100

New York, NY (10036)

Telephone: (888) 622-1218

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G5870E 132

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mars Capital Holding Corporation
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,607,700 (1)
	8	Shared voting power
	9	Sole dispositive voting power 1,607,700 (1)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 1,607,700 (1)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 18.06%
14	Type of reporting person* CO

(1)	Includes (i) 1,138,500 ordinary shares of the Mars Acquisitions Corp. (the “Issuer”) at $0.000125 par value (“Founder Shares”) as more fully described under the heading “Principal Shareholders” in the Issuer’s Registration Statement (File No. 333-265240); (ii) 469,200 ordinary shares of the Issuer underlying units (each unit consisting of one ordinary share and one right to receive two-tenths (2/10) of one ordinary share upon the consummation of the Issuer’s initial business combination, acquired pursuant to a Private Placement Units Purchase Agreement by and between the Issuer and Mars Capital Holding Corporation (the “Sponsor” or the “Reporting Person”). Shanchun Huang, the Chairman of the Issuer, is the managing member of the Sponsor, with voting and investment discretion of the securities held by the Sponsor and accordingly may be deemed to have beneficial ownership of the securities reported herein. Mr. Huang disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

SCHEDULE 13D

CUSIP No. G5870E 132

This statement relates (the “Schedule 13D”) to the ordinary shares, par value $0.00125 (the “Ordinary Share”), issued by Mars Acquisition Corp. (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

Securities acquired: Ordinary Shares, $0.000125 par value.

Issuer:	Mars Acquisition Corp.
Americas Tower, 1177 Avenue of The Americas, Suite 5100
New York, NY, 10036

Item 2. Identity and Background.

(a) This statement is filed by Mars Capital Holding Corporation, a British Virgin Islands company (the “Sponsor” or the “Reporting Person”).

(b) Reporting Person is a Sponsor of the Issuer and primarily involved in investment. The Reporting Person is the holder of 18.06% of the Issuer’s outstanding Ordinary Shares as of February 13, 2023.

(c) The principal business address of the Reporting Person is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f) The Reporting Person is a related party to the Issuer as it is directed by Shanchun Huang, the Issuer’s Chairman. Shanchun Huang has voting and dispositive power over the shares held by the Sponsor through his position as a managing member the Sponsor.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

On May 31, 2021, the Issuer issued an aggregate of 1,250,000 ordinary shares, at par value $0.0001 to the Sponsor.

On October 20, 2021, the Sponsor acquired an additional 173,125 ordinary shares, such that the Sponsor owned an aggregate of 1,423,125 founder shares (the “Founder Shares”), for approximately $0.012 per share.

On December 1, 2022, Issuer effectuated a share consolidation at a ratio of 1 for 1.25. Every 1.25 shares was consolidated into 1 share, pursuant to a written resolutions by all of the shareholders of the Issuer dated December 1, 2022. The share consolidation reduced the number of authorized shares from 1,000,000,000, par value $0.0001 to 800,000,000, par value $0.000125. The Sponsor’s Founder Shares was reduced from 1,423,125 to 1,138,500.

On February 13, 2023, the Sponsor purchased an aggregate of 391,000 private placement units (the “Units”) for a purchase price of $10.00 per Unit in a private placement that occurred simultaneously with the closing of this offering. Each Unit consists of one Ordinary Share, par value $0.000125 (the “Ordinary Share”) and one right to receive two-tenths (2/10) of one Ordinary Share upon consummation of the Issuer’s initial business combination.

Depending on prevailing market, economic and other conditions, the Reporting Person may from time to time acquire additional Ordinary Shares or engage in discussions with the Issuer concerning future acquisitions of shares of its capital stock. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Issuer or otherwise.

Except as set forth in this Item 4, Reporting Person does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Person is based upon a total of 8,901,000 Ordinary Shares outstanding as of February 13, 2023.

(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The beneficial ownership of the Sponsor is 1,607,700 Ordinary Shares, representing approximately 18.06% issued and outstanding Ordinary Shares. In addition, Shanchun Huang, the Chairman of the Sponsor, is deemed to have voting and dispositive power over the shares held by the Sponsor.

(c) The Reporting Person has not effected any transactions of the Issuer’s Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
10.1	Private Placement Units Purchase Agreement, dated as of February 13, 2023, by and between the Company and Mars Capital Holding Corporation (incorporated by reference to Exhibit 10.4 to the 8-K filed by the Issuer with the SEC on February 17, 2022).
10.2	Letter Agreement, dated as of February 13, 2023, by and among the Company, its directors and members of its management, and Mars Capital Holding Corporation (incorporated by reference to Exhibit 10.1 to the 8-K filed by the Issuer with the SEC on February 17, 2022).
10.3	Registration Rights Agreement, dated as of February 13, 2023, by and between the Company and the initial shareholders (incorporated by reference to Exhibit 10.3 to the 8-K filed by the Issuer with the SEC on February 17, 2022).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2023

Mars Capital Holding Corporation

By:	/s/ Shanchun Huang
Name:	Shanchun Huang
Title:	Managing Member